UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 1- 8443

CUSIP Number: 00175087969B20

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Telos Corporation
Full Name of Registrant

C3, Inc.
Former Name if Applicable

19886 Ashburn Road
Address of Principal Executive Office (Street and Number)

Ashburn, VA 20147
City, State and Zip Code

PART II-RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

As previously reported by the Company in its Current Report on Form 8-K filed April 23, 2008, Reznick Group, P.C., the Company’s independent registered public accountants (“Reznick”), resigned as the Company’s independent accountant effective April 16, 2008. As a result of Reznick’s resignation, the Company has been unable to file its Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2007 and its Quarterly Report on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008 (the “Form 10-Q”) because the Company’s inability to comply with the Regulation S-X requirement that financial statements included in the Company’s Form 10-K be audited and those in Form 10-Q be reviewed by an independent accountant prior to filing.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Michele Nakazawa	703	724-3800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s). ☐ Yes ☒ No

Form 10-K for the period ended December 31, 2007, and Form 10-Q for the period ended March 31, 2008.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

See Attachment A to this Form 12b-25.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Telos Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2008	By:	/s/ Michele Nakazawa
		Title:	Chief Financial Officer

Attachment A

Explanation Referred to in Part IV, Item (3) of Form 12b-25

AS REFERENCED IN PART III OF THIS FORM 12b-25, THE FINANCIAL INFORMATION PROVIDED BELOW HAS NOT BEEN REVIEWED BY AN INDEPENDENT ACCOUNTANT AS REQUIRED BY REGULATION S-X:

The Company’s sales for the second quarter of 2008 were $46.6 million, a decrease of $14.8 million compared to the same period in 2007. The Company’s sales for the six months ended June 30, 2008 were $94.1 million, a decrease of $7.5 million compared to the same period in 2007. Such decreases are primarily attributable to decreases in sales from the ARISS (Army Recruiting Information Support System) program in the Managed Solutions business line, offset by an increase in sales from the DMDC contract in the Identity Management business line. The decrease in revenue associated with the ARISS program reflects the timing of the program’s historical buying patterns and trends. Furthermore, as disclosed by the Company in its previous public filings, the Company’s revenues have historically been subject to the seasonality of the government’s buying season, resulting in higher revenues in the third and fourth quarters. However, the timing of certain orders can affect this historical trend as well.

The Company’s cost of sales for the second quarter of 2008 was $37.6 million, a decrease of $12.4 million compared to the same period in 2007. The Company’s cost of sales for the six months ended June 30, 2008 was $75.6 million, a decrease of $1.7 million compared to the same period in 2007. Such decreases are due primarily to the decreases in sales as discussed above.

The Company’s gross profit for the second quarter of 2008 was $9.0 million, a decrease of $2.4 million compared to the same period in 2007. The Company’s gross profit for the six months ended June 30, 2008 was $18.5 million, a decrease of $5.8 million compared to the same period in 2007. Such decreases are primarily attributable to decreases in sales of higher margin business offerings including services/solutions and proprietary software.

The Company’s selling, general, and administrative (“SG&A”) expense for the second quarter of 2008 was $6.1 million, a decrease of approximately $1.2 million compared to the same period in 2007. The Company’s SG&A for the six months ended June 30, 2008 was $12.7 million, a decrease of $3.7 million compared to the same period in 2007. Such decreases are primarily attributable to a reduction of net litigation-related expenses.

The Company’s net income for the second quarter of 2008 was $1.0 million, a decrease of $6.8 million compared to the same period in 2007. The Company’s net income for the six months ended June 30, 2008 was $1.8 million, a decrease of $7.7 million compared to the same period in 2007, primarily attributable to the $5.8 million gain on sale of TIMS LLC membership interest in April 2007.